Exhibit 1.3

FOR IMMEDIATE RELEASE

chinadotcom Subsidiary Launches IVR Services in China

Further expanding our mobile service offering to the fast-growing IVR services sector in China

Hong Kong February 19, 2004 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced one of its mobile units, Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), has launched interactive voice response (“IVR”) services with China Unicom and expects to launch IVR services with China Mobile in March 2004.

Newpalm has successfully obtained a nationwide IVR services license from China Mobile and has successfully completed its products and services test on the IVR platform offered by China Mobile. Newpalm’s IVR services, M-Sky, using the 125907830 access code with China Mobile, is expected to be launched in March this year across China. With China Unicom, Newpalm has successfully combined its X-City product with the joke service and music-on-demand service and has launched IVR services in Jiangsu province with a nationwide access code 101571818.

John Xiao, Chief Executive Officer of hongkong.com and Newpalm, said, “We are excited about our progress made in the IVR services sector, which is expected to be one of the key growth drivers in the mobile value-added services sector in China. With the IVR technology, we are able to further expand our service offerings beyond text-based short message services (“SMS”). In addition, our strong relationship with mobile network operators at the provincial level in 27 provinces in China facilitates our marketing and promotional activities of our IVR services at the provincial level. We believe that such relationships will result in better service quality and an increased sign-up rate for subscribers as we have seen with our SMS services.”

IVR services are voiced-based service delivery systems that allow subscribers to request information using oral commands over a mobile phone without the intervention of customer service personnel. Subscribers of Newpalm access its IVR services by dialing its pre-set access codes on their mobile handsets. IVR services is expected to become one of the key growth areas in the mobile market sector in China. Mobile subscribers can easily access Newpalm’s services via voice with their mobile phones. In addition to SMS, multimedia message services (“MMS”) and wireless application protocol (“WAP”), IVR services offer a new and easy way of accessing information and services via mobile devices.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

FOR IMMEDIATE RELEASE

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently, it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S. and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe and Pivotal Corporation (“Pivotal”), a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada. The company expects to conclude the acquisitions of Ross and Pivotal by no later than the first half of calendar year 2004, subject to the respective approvals of Ross’ and Pivotal’s shareholders and certain regulatory approvals.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The Unit offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 27 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City I and X-City II services. The Unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the Unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom announced its intention to reorganize its mobile applications and portal unit as a wholly-owned subsidiary, chinadotcom mobile interactive Corporation (“CDC Mobile”).

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its

FOR IMMEDIATE RELEASE

filings or submissions with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F/A filed on January 20, 2004 and the Form 6-K submitted on February 12, 2004 which contain revised and updated sections of the Form 20-F/A.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

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